UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 14
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dune Energy, Inc.
(Name of Subject Company)

Eos Merger Sub, Inc.
(Offeror)

Eos Petro, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

008015307
(Cusip Number of Class of Securities)

Nikolas Konstant
Eos Petro, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, California  90067
(310) 552-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey P. Berg Barry A. Brust Jessica Wade Baker & Hostetler LLP 11601 Wilshire Boulevard, Suite 1400 Los Angeles, California 90025 (310) 820-8800	Bill Nelson Kristina Trauger Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22, 129,405	$2,572

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dune Energy, Inc., a Delaware corporation (“Dune”), at a purchase price of $0.30 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 73,128,848 shares of common stock of Dune that are issued and outstanding; and (ii) 635,833 deferred stock units that are issued and outstanding of Dune. The foregoing figures have been provided by Dune to the offeror and are as of the close of business on October 7, 2014, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 14 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Eos Petro, Inc., a Nevada corporation (“Eos”) and Eos Merger Sub, Inc., a Delaware corporation and a directly wholly owned subsidiary of Eos (“Purchaser”) with the Securities and Exchange Commission on October 9, 2014 (as amended, the “Schedule TO”), relating to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dune Energy, Inc., a Delaware corporation (“Dune”), for $0.30 in cash (the “Offer Price”), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the original Schedule TO (the offer reflected by such terms and conditions, as they may be amended, supplement or extended from time to time, constitutes the “Offer”).

ITEMS 1 THROUGH 11.

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer expired on February 27, 2015. No Shares were purchased by the Purchaser pursuant to the Offer. The Purchaser has instructed the exchange agent for the Offer to promptly return all shares of Dune common stock to the tendering stockholders.

Item 12.  Exhibits

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014 (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(1)(F)
Summary Newspaper Advertisement as published in The New York Times on October 9, 2014 (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(5)(A) (a)(5)(C)
Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).

(a)(5)(D)
Press release issued by Eos dated November 7, 2014 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 7, 2014).

(a)(5)(E)
Press release issued by Eos dated November 21, 2014 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 21, 2014).

(a)(5)(F)
Press release issued by Eos dated December 23, 2014 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on December 23, 2014; please note there were two amendments to Schedule TO filed by Eos and Purchaser on December 23, 2014; the press release is included as an exhibit to the earlier TO amendment filed on such date).

(a)(5)(G)
Press release issued by Eos dated January 16, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on January 16, 2015).

Exhibit Number.	Description of Exhibit
(a)(5)(H)
Press release issued by Eos dated January 26, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on January 26, 2015).

(a)(5)(I)
Press release issued by Eos dated February 2, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 2, 2015).

(a)(5)(J)
Press release issued by Eos dated February 9, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 9, 2015).

(a)(5)(K)
Press release issued by Eos dated February 17, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 17, 2015).

(a)(5)(L)
Press release issued by Eos dated February 23, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 23, 2015).

(a)(5)(M)	Press release issued by Eos dated February 25, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 25, 2015).
(d)(2)
Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2015

EOS MERGER SUB, INC.

By:           /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   President and CEO

EOS PETRO, INC.

By:           /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   Chairman of the Board and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014 (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(1)(F)
Summary Newspaper Advertisement as published in The New York Times on October 9, 2014 (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(a)(5)(A) (a)(5)(C)
Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).

(a)(5)(D)
Press release issued by Eos dated November 7, 2014 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 7, 2014).

(a)(5)(E)
Press release issued by Eos dated November 21, 2014 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 21, 2014).

(a)(5)(F)
Press release issued by Eos dated December 23, 2014 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on December 23, 2014; please note there were two amendments to Schedule TO filed by Eos and Purchaser on December 23, 2014; the press release is included as an exhibit to the earlier TO amendment filed on such date).

(a)(5)(G)
Press release issued by Eos dated January 16, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on January 16, 2015).

Exhibit Number.	Description of Exhibit
(a)(5)(H)
Press release issued by Eos dated January 26, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on January 26, 2015).

(a)(5)(I)
Press release issued by Eos dated February 2, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 2, 2015).

(a)(5)(J)
Press release issued by Eos dated February 9, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 9, 2015).

(a)(5)(K)
Press release issued by Eos dated February 17, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 17, 2015).

(a)(5)(L)
Press release issued by Eos dated February 23, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 23, 2015).

(a)(5)(M)	Press release issued by Eos dated February 25, 2015 (Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on February 25, 2015).
(d)(2)
Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos (Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014).

(g)	Not applicable.
(h)	Not applicable.